Exhibit 99.3

P.O. BOX 8016, CARY, NC 27512-9903Your vote matters! Have your ballot ready and please use one of the methods below for easy voting: Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. Robo.ai Inc. Extraordinary General Meeting of Stockholders For Stockholders of record as of September 2, 2026 Tuesday, September 22, 2026 8:30 AM, Eastern Time Extraordinary General Meeting to be held live via Internet - please visit www.proxydocs.com/AIIO for more details. YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 8:30 AM, Eastern Time, September 22, 2026. Internet: www.proxypush.com/AIIO Cast your vote online Have your Proxy Card ready Follow the simple instructions to record your vote Phone: 1-866-612-2685 Use any touch-tone telephone Have your Proxy Card ready Follow the simple recorded instructions Mail: Mark, sign and date your Proxy Card Fold and return your Proxy Card in the postage-paid envelope provided Virtual: You must register to attend the meeting online and/or participate at www.proxydocs.com/AIIO This proxy is being solicited on behalf of the Board of Directors The undersigned hereby appoints (the “Named Proxies”), and each or either of them, as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the shares of capital stock of Robo.ai Inc. which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof. You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved robo ai

Robo.ai Inc. Extraordinary General Meeting of Stockholders

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE:

FOR ON PROPOSALS 1a, 1b, 2a, 2b AND 2c

	PROPOSAL	YOUR VOTE			BOARD OF DIRECTORS RECOMMENDS
1.	**As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as an ordinary resolution:**				
		FOR	**AGAINST**	**ABSTAIN**	
1a.	the authorised share capital of the Company be increased from US$400,000 divided into 200,000,000 shares, comprising 25,000,000 Class A ordinary shares of US$0.002 par value per share (the "Class A Ordinary Shares") and 175,000,000 Class B ordinary shares of US$0.002 par value per share (the "Class B Ordinary Shares"), to US$4,000,000 divided into 2,000,000,000 shares, comprising 250,000,000 Class A Ordinary Shares and 1,750,000,000 Class B Ordinary Shares by the creation of an additional 225,000,000 Class A Ordinary Shares and an additional 1,575,000,000 Class B Ordinary Shares (the "Increase in Authorized Share Capital"), with each Class A Ordinary Share and Class B Ordinary Share having such rights and restrictions as set out in the New M&A (as defined below); and	☐	☐	☐	**FOR**
1b.	any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents which he/she considers necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Increase in Authorized Share Capital."	☐	☐	☐	**FOR**
2.	**As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as a special resolution:**				
2a.	the sixth amended and restated memorandum and articles of association of the Company (a copy of which has been produced to this extraordinary general meeting of the Company and marked "A" and initialled by the chairman of this extraordinary general meeting for the purpose of identification) (the "New M&A") be and is hereby approved and adopted as the new amended and restated memorandum articles of association of the Company in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and	☐	☐	☐	**FOR**
2b.	all or any of the rights attached to any Class A Ordinary Shares and any Class B Ordinary Shares be varied and modified as a result of the adoption of the New M&A; and	☐	☐	☐	**FOR**
2c.	any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the adoption of the New M&A, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands."	☐	☐	☐	**FOR**

You must register to attend the meeting online and/or participate at www.proxydocs.com/AIIO

Authorized Signatures - Must be completed for your instructions to be executed.

Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) ____________ Date

Signature (if held jointly) ____________ Date